FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

June 17, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Forest Service Record of Decision Signals Green Light for Idaho Cobalt Project". It was officially released on June 16, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Forest Service Record of Decision Signals Green Light for Idaho Cobalt Project

Vancouver, B.C., June 16, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") is in receipt of a news release issued by the United States Department of Agriculture Salmon Challis National Forest (the "Forest Service") stating a Record of Decision has been issued for the Idaho Cobalt Project (the "ICP"), the contents of which are duplicated below.

"Forest Service Issues Record of Decision for Idaho Cobalt Project

Salmon-Challis National Forest Supervisor Bill Wood has signed the Record of Decision approving a modified Plan of Operations for Formation Capital Corporation's Idaho Cobalt Project, a proposed cobalt mining project located in the Panther Creek drainage west of Salmon.

"The selected alternative, Alternative IV, will require Formation Capital Corporation to modify their proposed Plan of Operations," Wood said. "The modified Plan of Operations will clearly reflect additional requirements including posting of financial assurance for long term water quality management." Wood went on to explain that the Plan will also address terms and conditions from the Biological Opinions provided by the U.S. Fish and Wildlife Service and the National Marine Fisheries Service for management of endangered fishes and will also require the company to obtain a National Pollution Discharge Elimination System permit from the Environmental Protection Agency. These steps will be taken prior to approval of the modified Plan of Operations. Additionally, the Record of Decision requires the company to obtain administrative access and power line easements across adjacent private land prior to commencing ground-disturbing activities. Once Formation Capital Corporation complies with these additional requirements, the mining project may proceed.

The decision also provides a framework for the agencies involved in oversight of the adjacent Blackbird Mine Site remediation to be involved in oversight of the Idaho Cobalt operations to ensure remediation efforts of the Blackbird Mine are not compromised. The Environmental Protection Agency is the lead agency in ensuring remediation standards are met for the restoration of salmon and steelhead fisheries impacted by historic mining activities.

The Record of Decision and associated documents are being mailed to interested members of the public on the project's mailing list, and copies will be available at the Salmon-Cobalt Ranger District Office and Forest Supervisors Office in Salmon. In addition, a copy will be available at the public libraries in Salmon and Challis.

The decision is subject to a 45 day administrative period during which time individuals or groups that have established "standing" may appeal the decision. This process is described in the Record of Decision.

The Environmental Protection Agency and the Idaho Department of Environmental Quality participated as cooperating agencies in the completion of the project's Environmental Impact Statement."

"This is possibly the most critical milestone the Company has reached regarding the Idaho Cobalt Project" commented Mari-Ann Green, CEO of Formation Capital Corporation. "After years of permitting efforts, the Forest Service has issued a Record of Decision that outlines the required modifications to the mine Plan of Operations that, once incorporated, will allow us to commence construction of the mine and mill facilities." She continued, "I'd like to take this opportunity to thank the numerous individuals, agencies and consultants that were involved in the permitting efforts over the years on a job well done. As well I'd like to commend our shareholders who have supported the Company through this extensive and challenging process."

"As we have firmly believed, a sustainable, responsible mine plan can be designed without compromise to the environment. The Forest Service's decision is a testament to that accomplishment" commented Bill Scales, President of Formation Capital Corporation, U.S.

The Company has not yet received a copy of the ROD, which is expected forthwith.

(cont)

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

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